Exhibit 99.1

SPORTRADAR REPORTS STRONG GROWTH IN FOURTH QUARTER AND FULL YEAR 2021

Fourth quarter revenue grew 41% while full year 2021 revenue grew 39%, exceeding Company’s outlook

Annual revenue surpasses €500 million for the first time in Company’s history

Company projects solid annual revenue growth of 18% to 25% in fiscal 2022

Secured multiyear partnerships with NHL, NBA, ITF, ICC, UEFA, Bundesliga

ST. GALLEN, Switzerland, March 30, 2022 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or “the Company”), a leading global technology company enabling next generation engagement in sports, and the number one provider of business-to-business solutions to the global sports betting industry, today announced financial results for its fourth quarter and full year ended December 31, 2021.

Full Year 2021 Highlights and Annual Outlook

•

Revenue for the full year of 2021 increased 39% to €561.2 million ($634.2 million)[1] compared with the prior year, driven by strong growth across all business segments. Full year revenue exceeded the top end of the Company’s 2021 annual outlook range of €553 - €555 million.

•

Adjusted EBITDA[2] for the full year of 2021 increased 33% to €102.0 million ($115.3 million)[1] compared with the prior year. Full year Adjusted EBITDA exceeded the top end of the Company’s 2021 annual outlook range of €99.5 - €101.5 million.

•	Adjusted EBITDA[2] for 2021 excluding Sportradar’s September 2021 Initial Public Offering (IPO) costs was €113.7 million ($128.5 million)[1].

•	Adjusted EBITDA margin[2] for 2021 was 18% compared with 19% for 2020. Excluding IPO costs, Adjusted EBITDA margin was 20% for 2021.

•

Strong Dollar-Based Net Retention Rate[2] increased to 125% for fiscal 2021 compared with 113% for fiscal 2020 highlighting the continued success of the Company’s cross-sell and upsell strategy across its global customer base.

•	Cash and cash equivalents totaled €742.8 million as of December 31, 2021. Total liquidity available for use at December 31, 2021, including undrawn credit facilities was €852.8 million.

•

Sportradar extended multiyear partnerships with the National Hockey League (NHL), National Basketball Association (NBA), International Tennis Federation (ITF) and Bundesliga International, in addition to securing new deals with the International Cricket Council (ICC) and the Union of European Football Associations (UEFA). These deals reinforce Sportradar’s leadership as a trusted technology and data partner to the biggest leagues and federations around the world.

•

The Company provided an annual outlook for full-year 2022 for revenue and Adjusted EBITDA[2]. Revenue is expected to be in the range of €665.0 million to €700.0 million and Adjusted EBITDA[2] is expected to be in the range of €123.0 million to €133.0 million. Please see the “Annual Financial Outlook” section of this press release for further details.

Fourth Quarter 2021 Highlights

•	Revenue in the fourth quarter of 2021 increased 41% to €152.4 million ($172.2 million)[1] compared with the fourth quarter of 2020, driven by robust growth across all business segments.

•	Continued strong performance in the U.S. market with U.S. revenue increasing by 92% to €23.2 million ($26.2 million) [1] compared with the fourth quarter of 2020.

[1]	For the convenience of the reader, we have translated Euros amounts in the tables below at the noon buying rate of the Federal Reserve Bank of New York on December 30, 2021, which was €1.00 to $1.13.
[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

•	Adjusted EBITDA[2] in the fourth quarter of 2021 increased 14.0% to €21.4 million ($24.2 million)[1] compared with the fourth quarter of 2020.

•

Adjusted EBITDA margin[2] was 14% in the fourth quarter of 2021, compared with 17% over the prior year primarily as a result of increased investment in content and technology, higher costs related to being a public company, as well as higher M&A costs.

•

Adjusted Free Cash Flow[2] in the fourth quarter of 2021 decreased to (€22.5) million which resulted in a cash flow conversion[2] of (105.1%) primarily as a result of additional interest from the Company’s senior secured term loan facility originating in November 2020, timing of sports data licensing payments to leagues, IPO related payments as well as higher costs associated with being a public company.

Key Financial Measures

In millions, in Euros €	Q4 2021	Q4 2020	Change %	FY 2021	FY 2020	Change %
Revenue	152.4	108.0	41%	561.2	404.9	39%
Adjusted EBITDA[2]	21.4	18.8	14%	102.0	76.9	33%
Adjusted EBITDA margin[2]	14.0%	17.4%	—	18.2%	19.0%	—
Adjusted Free Cash Flow[2]	(22.5)	7.1	—	14.5	53.5	(73%)
Cash Flow Conversion[2]	(105.1%)	37.5%	—	14.3%	69.6%	—

Carsten Koerl, Chief Executive Officer of Sportradar said: “I am very pleased with our strong results, which illustrate how well we are delivering on our operational and growth plans. Importantly, we have good momentum going into our next fiscal year. We are continuing to invest in content, technology and people that will allow us to deliver profitable growth in line with our goals.

Koerl continued, “We are particularly pleased about more than doubling our year-over-year revenues in the United States, which continues its explosive sports betting growth story. Sportradar has been a leader in this market since 2014, and we’re now seeing the results of our early investment. We continue to see the enormous opportunity as sports betting becomes an increasingly integral part of the media entertainment fabric in the U.S.

Segment Information

RoW Betting

•

Segment revenue in the fourth quarter of 2021 increased by 30% to €82.2 million compared with the fourth quarter of 2020. This growth was driven primarily by uptake in our higher value-add offerings including Managed Betting Services (MBS) and Live Odds Services, which increased by 74% and 26% respectively. MBS experienced record turnover[3] and Live Odds grew as a result of higher volume of sports coverage.

•

Segment Adjusted EBITDA[2] in the fourth quarter of 2021 increased by 58% to €45.7 million compared with the fourth quarter of 2020. Segment Adjusted EBITDA margin[2] improved to 56% from 46% compared with the fourth quarter of 2020 driven by growth in higher margin products.

•

Full year 2021 revenue grew 32% to €309.4 million compared with the prior year of 2020. Full year Adjusted EBITDA[2] increased 49% to €177.0 million. Full year 2021 Adjusted EBITDA margin[2] improved to 57% from 51% in the prior year.

[1]	For the convenience of the reader, we have translated Euros amounts in the tables below at the noon buying rate of the Federal Reserve Bank of New York on December 30, 2021, which was €1.00 to $1.13.
[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.
[3]	Turnover is the total amount of stakes placed and accepted in betting.

RoW Audiovisual (AV)

•

Segment revenue increased in the fourth quarter of 2021 by 52% to €35.6 million compared with the fourth quarter of 2020. This growth was primarily a result of increased volume of streaming services across all major sports.

•

Segment Adjusted EBITDA[2] in the fourth quarter of 2021 increased by 77% to €9.9 million compared with the fourth quarter of 2020. Segment Adjusted EBITDA margin[2] improved to 28% from 24% compared with the fourth quarter of 2020.

•

Full year 2021 revenue grew 32% to €140.2 million compared with the prior year of 2020. Full year Adjusted EBITDA[2] increased 47% to €39.2 million. Full year 2021 Adjusted EBITDA margin[2] improved to 28% from 25% in the prior year.

United States

•

Segment revenue in the fourth quarter of 2021 increased by 92% to €23.2 million compared with the fourth quarter of 2020. This growth was driven by our increased sales of U.S. Betting services as the underlying market and turnover[3] grew. We also experienced strong adoption of our ad:s product, growth in U.S. Media and a positive impact from the acquisition of Synergy Sports.

•

Segment Adjusted EBITDA[2] in the fourth quarter of 2021 decreased to (€7.6) million compared with the fourth quarter of 2020 primarily due to increased investment in the Company’s league and team solutions focused business. Segment Adjusted EBITDA margin[2] decreased to (33%) from 11% compared with the fourth quarter of 2020 reflecting the aforementioned increased investment.

•

Full year 2021 revenue grew 108% to €71.7 million compared with the prior year of 2020. Full year Adjusted EBITDA[2] decreased 38% to (€22.6) million. Full year 2021 Adjusted EBITDA margin[2] improved to (32%) from (48%) in the prior year.

Costs and Expenses

•

Personnel expenses in the fourth quarter of 2021 increased by €12.7 million to €47.0 million compared with the fourth quarter of 2020 primarily resulting from additional hires in the Company’s product and technology organizations (2,959 FTE in the fourth quarter of 2021 vs 2,366 FTE in the fourth quarter of 2020).

•

Other Operating expenses in the fourth quarter of 2021 increased by €13.3 million to €27.2 million compared with the fourth quarter of 2020 mainly driven by higher travel and entertainment and marketing costs as pandemic restrictions eased, higher M&A costs as well as increased costs to implement a new enterprise resource planning (ERP) system.

•

Total Sport rights costs in the fourth quarter of 2021 increased by €8.8 million to €38.5 million compared with the fourth quarter of 2020, primarily resulting from a normalized schedule in sports such as NBA, NHL and MLB, as COVID-19 pandemic restrictions eased.

[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.
[3]	Turnover is the total amount of stakes placed and accepted in betting.

Fourth Quarter Business Highlights

•

Sportradar and the NBA announced an expansive multiyear partnership agreement that will see the NBA, Women’s National Basketball Association (WNBA) and NBA G League use Sportradar’s global and wide-ranging capabilities to grow U.S. operations, increase their international footprint and drive fan engagement. This new partnership begins with the 2023-24 NBA season and provides the NBA with an equity stake in Sportradar.

•

The Company extended its long-term partnership with Bundesliga International, a subsidiary of DFL Deutsche Fußball Liga, featuring a suite of AI-driven fan engagement tools which enable Genrmany’s top football league to better engage fans.

•

Sportradar also extended its partnership with Kambi, a leading global sports betting supplier. The deal reestablishes Sportradar as Kambi’s exclusive supplier of NBA, NHL, MLB, and college sports data in the US market.

•

Sportradar announced a new multi-year partnership with PointsBet, a premier global online gambling operator, that establishes Sportradar as PointsBet’s US supplier of choice for MLB, NBA, NHL, college football, and college basketball data.

•

Sportradar announced a partnership with UEFA’s as their exclusive authorized collector and distributor of data for betting purposes, as well as extending its role as UEFA’s official integrity partner. The Company secured this landmark agreement following UEFA’s first competitive tender process for its data distribution rights for betting purposes.

•	The Company strengthened its existing partnership with ITF with a three-year extension to serve as the ITF’s official data partner.

•

Sportradar was selected by the ICC making Sportradar its Official Data Distribution and Official Betting Live Streaming Partner. The partnership will create more opportunities for the ICC to engage with its fan base through Sportradar’s network of 1,000 media and sports-betting clients across 80 countries.

•

The Company underlined its commitment to protecting the integrity of sport with the launch of Universal Fraud Detection System (UFDS) free of charge. Sportradar Integrity services has utilized UFDS, to detect suspicious activity in 12 sports across more than 70 countries. Sportradar will begin delivering its UFDS bet monitoring service free of charge, to sports federations, sports leagues, and state authorities around the world, in its continued commitment to protecting the integrity of global sport and making the system accessible to all.

•

Sportradar announced significant high-profile hires to further strengthen its US team, including Andrew Bimson as North American Chief Operating Officer, Jim Brown as Head of Integrity Services & Harm Prevention and Rima Hyder as Head of Investor Relations.

Annual Financial Outlook

Sportradar is providing its outlook for fiscal 2022.

•	Revenue is expected to be in the range of €665.0 million to €700.0 million ($752.0 million to $791.0 million)[1], representing growth of 18% to 25% over fiscal 2021.

•	Adjusted EBITDA[2] is expected to be in the range of €123.0 million to €133.0 million ($139.0 million to $150.0 million)[1], representing growth of 21% to 30% over fiscal 2021.

•	Adjusted EBITDA margin[2] is expected to be in the range of 18.5% to 19.0%, an improvement over the prior year.

[1]	For the convenience of the reader, we have translated Euros amounts in the tables below at the noon buying rate of the Federal Reserve Bank of New York on December 30, 2021, which was €1.00 to $1.13.
[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the fourth quarter 2021 financial results today, March 30, 2022 at 8:00 a.m. Eastern Time (“ET”). Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s investor relations website for one year after the conclusion of the live event. Those wishing to participate via telephone may dial in at 1-855-725-1617 (USA) or +1-509-960-9043 (International), passcode 3474938. A replay of the earnings call will be available through April 6, 2022, by dialing 1-855-859-2056 (USA) or +1-404-537-3406 (International), passcode 3474938.

About Sportradar

Sportradar is the leading global sports technology company creating immersive experiences for sports fans and bettors. Established in 2001, the company is well-positioned at the intersection of the sports, media and betting industries, providing sports federations, news media, consumer platforms and sports betting operators with a range of solutions to help grow their business. Sportradar employs more than 2,900 full time employees across 20 countries around the world. It is our commitment to excellent service, quality and reliability that makes us the trusted partner of more than 1,700 customers in over 120 countries and an official partner of the NBA, NHL, MLB, NASCAR, UEFA, FIFA, ICC and ITF. We cover more than 890,000 events annually across 92 sports. With deep industry relationships, Sportradar is not just redefining the sports fan experience; it also safeguards the sports themselves through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

Sportradar and the Sportradar logo are registered trademarks of Sportradar. All other third-party trademarks and logos contained in this press release are the property of their respective owners.

CONTACT

Investor Relations:

Rima Hyder

investor.relations@sportradar.com

Press Contact:

Sandra Lee

comms@sportradar.com

Non-IFRS Financial Measures and Operating Metrics

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Cash Flow Conversion (together, the “Non-IFRS financial measures”), as well as operating metrics, including Dollar-Based Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•

“Adjusted EBITDA” represents profit (loss) for the period adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment of intangible assets, other financial assets and equity-accounted investee, loss from loss of control of subsidiary, finance income and finance costs, and income tax (expense) benefit.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports rights licenses. Management believes that, by deducting the full amount of amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

•

“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business) and foreign currency gains (losses) on our cash equivalents. We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, of intangible assets and payment of lease liabilities, which can then be used to, among other things, to invest in our business and make strategic acquisitions. A limitation of the utility of Adjusted Free Cash Flow as a measure of liquidity is that it does not represent the total increase or decrease in our cash balance for the year.

•	“Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA.

In addition, we define the following operating metric as follows:

•

“Dollar-Based Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Dollar-Based Net Retention Rate.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2022. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation for our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros – except for per share data)

	Three Months Ended December 31,		Years Ended December 31,
	2020	2021	2020	2021
Revenue	108,030	152,365	404,924	561,202
Purchased services and licenses (excluding depreciation and amortization)	(25,831)	(33,449)	(89,307)	(119,426)
Internally-developed software cost capitalized	1,505	2,658	6,093	11,794
Personnel expenses	(34,301)	(47,043)	(121,286)	(183,820)
Other operating expenses	(13,853)	(27,191)	(41,339)	(87,308)
Depreciation and amortization	(25,359)	(38,104)	(106,229)	(129,375)
Impairment of intangibles assets	—	—	(26,184)	—
Impairment of equity-accounted investee	—	—	(4,578)	—
Impairment loss on trade receivables, contract assets and other financial assets	(1,614)	(5,193)	(4,645)	(5,952)
Share of loss (income) of equity-accounted investees	(113)	2	(989)	(1,485)
Foreign currency gains, net	9,924	8,946	13,806	5,437
Finance income	2,085	198	8,517	5,297
Finance costs	(7,047)	(8,703)	(16,658)	(32,540)

Net income before tax	13,426	4,486	22,125	23,824
Income tax expense	(3,868)	(313)	(7,319)	(11,037)

Profit for the period	9,558	4,173	14,806	12,787

Other Comprehensive Income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	(978)	1,345	(926)	1,399
Related deferred tax income (expense)	144	(193)	136	(202)

	(834)	1,152	(790)	1,197
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment attributable to the owners of the company	1,870	14,310	3,683	13,720
Foreign currency translation adjustment attributable to non-controlling interests	147	(82)	277	(265)

	2,017	14,228	3,960	13,455

Other comprehensive income for the period, net of tax	1,183	15,380	3,170	14,652

Total comprehensive income for the period	10,741	19,553	17,976	27,439

Profit (loss) attributable to:
Owners of the Company	9,338	3,962	15,245	12,569
Non-controlling interests	220	211	(439)	218

	9,588	4,173	14,806	12,787

Total comprehensive income (loss) attributable to:
Owners of the Company	10,373	19,424	18,138	27,486
Non-controlling interests	368	129	(162)	(47)

	10,741	19,553	17,976	27,439

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

	December 31,
	2020	2021
Assets
Current assets
Cash and cash equivalents	385,542	742,773
Trade receivables	23,812	33,943
Contract assets	23,775	40,617
Other assets and prepayments	15,018	31,161
Income tax receivables	1,661	1,548

	449,808	850,042

Non-current assets
Property and equipment	33,983	35,923
Intangible assets and goodwill	346,069	808,472
Equity-accounted investees	9,884	8,445
Other financial assets and other non-current assets	95,055	41,331
Deferred tax assets	22,218	26,908

	507,209	921,079

Total assets	957,017	1,771,121

Current liabilities
Loans and borrowings	8,040	6,086
Trade payables	131,469	150,012
Other liabilities	37,733	59,992
Contract liabilities	14,976	22,956
Income tax liabilities	7,535	14,190

	199,753	253,236

Non-current liabilities
Loans and borrowings	430,639	429,264
Trade payables	146,157	320,428
Other non-current liabilities	10,682	7,081
Deferred tax liabilities	5,654	25,478

	593,132	782,251

Total liabilities	792,885	1,035,487
Ordinary shares	302	27,297
Participation certificates	161	—
Treasury shares	(1,970)	—
Additional paid-in capital	99,896	606,057
Retained earnings	68,027	89,693
Other reserves	859	15,776

Equity attributable to owners of the Company	167,275	738,823

Non-controlling interest	(3,143)	(3,189)

Total equity	164,132	735,634

Total liabilities and equity	957,017	1,771,121

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

	Years Ended December 31,
	2020	2021
OPERATING ACTIVITIES:
Profit for the year	14,806	12,787
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense	7,319	11,037
Interest income	(6,661)	(5,179)
Interest expense	16,658	32,325
Impairment losses on financial assets	1,698	5,889
Impairment of equity-accounted investee	4,578	—
Other financial expenses (income)	(3,617)	96
Foreign currency gains, net	(13,806)	(5,436)
Amortization and impairment of intangible assets	122,646	119,048
Depreciation of property and equipment	9,767	10,327
Equity-settled share-based payments	2,327	15,431
Other	1,930	608

Cash flow from operating activities before working capital changes, interest and income taxes	157,645	196,933

Increase in trade receivables, contract assets, other assets and prepayments	(11,722)	(69,896)
Increase in trade and other payables, contract and other liabilities	20,657	44,385

Changes in working capital	8,935	(25,511)

Interest paid	(13,263)	(31,060)
Interest received	17	165
Income taxes paid	(2,075)	(8,306)

Net cash from operating activities	151,259	132,221

INVESTING ACTIVITIES:
Acquisition of intangible assets	(91,956)	(124,890)
Acquisition of property and equipment	(1,996)	(5,861)
Acquisition of subsidiaries, net of cash acquired	(2,062)	(198,432)
Contribution to equity-accounted investees	—	(45)
Acquisition of financial assets	—	(2,605)
Collection of loans receivable	454	265
Issuance of loans receivable	(2,687)	(2,270)
Collection of deposits	215	222
Payment of deposits	(108)	(152)

Net cash used in investing activities	(98,140)	(333,768)

FINANCING ACTIVITIES:
Payment of lease liabilities	(3,817)	(7,118)
Proceeds from borrowing of bank debt	462,057	—
Transaction costs related to borrowings	(11,160)	—
Principal payments on bank debt	(170,838)	(2,376)
Purchase of MPP share awards	(3,750)	—
Proceeds from issuance of MPP share awards	2,330	1,650
Change in bank overdrafts	(285)	(22)
Proceeds from issue of participation certificates	—	1,002
Proceeds from issuance of new shares	—	556,639
Transaction costs related to issuance of new shares and participation certificates	—	(10,009)

Net cash from financing activities	274,537	539,766

Net increase in cash	327,656	338,219
Cash as of January 1	57,024	385,542
Effects of movements in exchange rates	862	19,012

Cash and cash equivalents as of December 31	385,542	742,773

The tables below show the information related to each reportable segment for the three and twelve-month periods ended December 31, 2020 and 2021.

	Three Months Ended December 31, 2020
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	63,412	23,485	12,121	99,018	9,012	108,030
Segment Adjusted EBITDA	28,855	5,591	1,346	35,792	(1,361)	34,431
Unallocated corporate expenses(1)						(15,628)

Adjusted EBITDA						18,803

Adjusted EBITDA margin	46%	24%	11%	36%	(15%)	17%

	Three Months Ended December 31, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	82,246	35,586	23,215	141,047	11,318	152,365
Segment Adjusted EBITDA	45,668	9,877	(7,553)	47,992	(1,634)	46,358
Unallocated corporate expenses(1)						(24,989)

Adjusted EBITDA						21,369

Adjusted EBITDA margin	56%	28%	(33%)	34%	(14%)	14%

	Year ended December 31, 2020
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	234,991	105,892	34,407	375,290	29,634	404,924
Segment Adjusted EBITDA	118,676	26,759	(16,373)	129,062	(1,383)	127,679
Unallocated corporate expenses(1)						(50,811)

Adjusted EBITDA						76,868

Adjusted EBITDA margin	51%	25%	(48%)	34%	(5%)	19%

	Year ended December 31, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	309,357	140,162	71,700	521,219	39,983	561,202
Segment Adjusted EBITDA	176,987	39,246	(22,625)	193,608	(5,746)	187,862
Unallocated corporate expenses(1)						(85,849)

Adjusted EBITDA						102,013

Adjusted EBITDA margin	57%	28%	(32%)	37%	(14%)	18%

(1)

Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments. The year over year change in these expenses is primarily as a result of the absence of COVID savings versus prior year, Company’s IPO, costs associated with being a public company as well as M&A costs.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the period (in thousands):

	Three Months Ended December 31,		Year Ended December 31,
in €‘000	2020	2021	2020	2021
Profit for the period	9,558	4,173	14,806	12,787
Share based compensation	2,278	1,761	2,327	15,431
Depreciation and amortization	25,359	38,104	106,229	129,375
Amortization of sport rights	(18,996)	(28,005)	(80,608)	(94,312)
Impairment of intangibles assets	—	—	26,184	—
Impairment of equity-accounted investee	—	—	4,578	—
Impairment loss on other financial assets	1,698	5,464	1,698	5,889
Foreign currency gains, net	(9,924)	(8,946)	(13,806)	(5,437)
Finance income	(2,085)	(198)	(8,517)	(5,297)
Finance costs	7,047	8,703	16,658	32,540
Income tax expense	3,868	313	7,319	11,037

Adjusted EBITDA	18,803	21,369	76,868	102,013

The following table presents a reconciliation of Adjusted Free Cash Flow to the most directly comparable IFRS financial performance measure, which is net cash from operating activities (in thousands):

	Three Months Ended December 31,		Year Ended December 31,
	2020	2021	2020	2021
Net cash from operating activities	35,941	6,617	151,259	132,221
Acquisition of intangible assets	(26,721)	(43,412)	(91,956)	(124,890)
Acquisition of property and equipment	(610)	(3,140)	(1,996)	(5,861)
Payment of lease liabilities	(1,550)	(2,701)	(3,817)	(7,118)
Foreign currency gains on cash equivalents	—	20,188	—	20,188

Adjusted Free Cash Flow	7,060	(22,448)	53,490	14,540